650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 10, 2012

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Jan Woo
Joyce Sweeney
Patrick Gilmore

Re:	Qualys, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed July 17, 2012
File No. 333-182027

Ladies and Gentlemen:

On behalf of Qualys, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 27, 2012, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-182027) filed with the Commission on July 17, 2012 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the convenience of the Staff, we are providing marked copies of Amendment No. 2 and this letter to Jan Woo, Joyce Sweeney and Patrick Gilmore.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 2.

Prospectus Cover Page

1.	We note that your response to prior comment 4 does not clarify the disclosure on the cover page as to which “certain reduced public company reporting requirements” you will comply with. If you elect to retain this statement on the cover page, please clarify that you have irrevocably elected not to avail yourself of the exemption from new or revised accounting standards and provide a cross-reference to the specific risk factors regarding the other reporting requirements. Alternatively, you may eliminate the statement on the prospectus cover page and expand your disclosure on page 5 of the prospectus summary to state your election regarding the new or revised accounting standards.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus to eliminate the statement. Additionally, the Company has expanded its disclosure on page 5 of Amendment No. 2.

AUSTIN  BRUSSELS  GEORGETOWN,  DE HONG KONG  NEW YORK  PALO  ALTO  SAN DIEGO  SAN FRANCISCO  SEATTLE

  SHANGHAI  WASHINGTON,  DC

        Securities and Exchange Commission

        August 10, 2012

2.	We note your response to prior comment 8 but believe that you should state on the prospectus cover page the amount that your officers, directors, and key employees will continue to own after the offering and disclose that these stockholders will continue to have significant influence in determining corporate transactions of the company. This appears to be key information regarding the corporate control of your company that should be disclosed prominently on the cover page in addition to the prospectus summary.

In response to the Staff’s comment, the Company has revised the cover page of the prospectus and page 4 of Amendment No. 2.

Prospectus Summary

3.	We note your response to prior comment 7. Please disclose the publication date of the Forbes Global 100 and the Fortune 100 that your prospectus references.

In response to the Staff’s comment, the Company has revised its disclosure on page 40 of Amendment No. 2.

Risk Factors

Delays or interruptions in the manufacturing and delivery of our physical scanner appliances… page 25

4.	We note that your response to prior comment 12 addresses why the company is not substantially dependent upon the agreement with the single manufacturer of your physical scanner appliances, but it is not clear why you believe that this agreement is not material and should not be discussed in the prospectus. Given your disclosure on page 25 that delays or interruptions in the manufacturing and delivery of your physical scanner appliances may harm your business, it appears that your agreement with the sole manufacturer of these scanners may be material and you should include a description of the material terms of the agreement in the prospectus, such as duration, termination provision, rights and obligations of the parties.

In response to the Staff’s comment, the Company will revise its disclosure in a subsequent amendment to the Registration Statement to include a description of the material terms of the manufacturing agreement. Additionally, the Company intends to file this agreement in a subsequent amendment to the Registration Statement. Pursuant to the manufacturing agreement, the Company is required to provide reasonable prior notice to the other party before publicly filing or disclosing terms of the agreement and is required to take the other party’s concerns into consideration. Therefore, once the Company has been able to provide this notice and obtain the other party’s comments, if any, the Company will include the requested disclosure and file the agreement with a subsequent amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 52

5.	We note your responses to prior comments 16 and 17 that the company “tracks the impact of renewals and upgrades/expansions in dollar amounts in the aggregate rather than renewal rates.” Please tell us

        Securities and Exchange Commission

        August 10, 2012

the basis for your statement on page 52 that “[h]istorically, at the end of each subscription period, customers have typically renewed their subscriptions” given that you do not track renewal rates. Consider expanding your overview section to discuss any material trends relating to the customer renewal of subscriptions so that investors have context regarding the recurring nature of your revenue. Additionally, since the company does not track renewal rates, please revise your disclosures that refer to renewal rates so that they are consistent with the company’s practices. Please refer to Section III.A of SEC Release No. 33-8350 for further guidance.

In response to the Staff’s comment, the Company has revised its disclosure on pages 16, 18 and 52 of Amendment No. 2 so that all of the disclosures regarding customer renewals throughout Amendment No. 2 are consistent with the Company’s practices. Additionally, the Company has expanded its disclosure on page 52 of Amendment No. 2 to provide additional detail on trends relating to customer renewals.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 72

6.	We note your revised disclosure on pages 74 and 75 regarding the determination of the comparable peer companies in response to prior comment 22. Please revise to clarify whether the same set of comparable companies is the same as the peer group used in arriving at the volatility assumption at each of the valuation periods. In addition, clarify how you arrive at the risk-adjusted discount rate estimate and as applicable, how the comparable peer companies differs from the peer group used for other valuation estimates.

In response to the Staff’s comment, the Company has revised its disclosure on page 76 of Amendment No. 2.

Consolidated Financial Statements

Note 5. Commitments and Contingencies, page F-19

7.	We note your revised disclosure on page 28 and your response to prior comment 32 that the company has sufficiently accrued a liability, where estimable, for those jurisdictions it believes it may have exposure. Please tell us what consideration you gave to disclosing the nature of the uncertainty and the accrual in your financial statement footnotes. In addition, tell us whether you believe that there is a reasonable possibility that additional sales or other taxes exceeding amounts already recognized may have been incurred and if so, whether such additional amounts would be material. Please refer to ASC 450-20-50.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-21 and F-22 of Amendment No. 2.

        Securities and Exchange Commission

        August 10, 2012

Business

Our Customers, page 89

8.	We note your response to prior comment 27 that the customers listed on page 89 of the prospectus reflect those customers who provided consent for the inclusion of their names in the registration statement and are within your top 100 customer list based on revenues in 2011. Please revise the prospectus to include the criteria by which you chose this customer list.

In response to the Staff’s comment, the Company has revised its disclosure on page 91 of Amendment No. 2.

Exhibits

9.	We note your response to prior comment 34 regarding your agreements with the two third-party data centers but continue to believe that you may be substantially dependent upon these agreements. In particular, we note your disclosure on pages 17 and 18 that you currently host all of your solutions from these two third-party data centers, you cannot rapidly move customers from one data center to another, your existing data center facilities providers have no obligation to renew their agreements with you on commercially reasonable terms or at all, any disruptions or interruptions with your solutions could harm your reputation and business, reduce your revenues, subject you to liability, or cause customers to terminate their subscriptions and harm your renewal rates. Please provide a material description of the agreements in the prospectus and file the agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comment, the Company will revise its disclosure in a subsequent amendment to the Registration Statement to include descriptions of the material terms of the agreements with its two primary data center providers . Additionally, the Company intends to file these agreements in a subsequent amendment to the Registration Statement. Pursuant to both data center agreements, the Company is required to provide reasonable prior notice to the data center providers before publicly filing or disclosing terms of the respective agreement and is required to take the other party’s concerns into consideration. Therefore, once the Company has been able to provide such notice and obtain comments, if any, from the data center providers, the Company will include the requested disclosure and file the agreement with a subsequent amendment to the Registration Statement.

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        Securities and Exchange Commission

        August 10, 2012

Please direct your questions or comments regarding the Company’s responses or Amendment No. 2 to me or Jeffrey D. Saper at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Rezwan D. Pavri

Enclosures

cc (w/encl.):	Philippe F. Courtot
Donald C. McCauley
Bruce K. Posey
Qualys, Inc.

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Timothy J. Moore
John T. McKenna
Cooley LLP

Timothy P. Zingraf
Grant Thornton LLP

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